Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228-1197
(716) 689-5400

April 25, 2011

VIA EDGAR

Ms. Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Columbus McKinnon Corporation
Registration Statement on Form S-4 Filed April 4, 2011 (File No. 333-173296)

This letter is sent on behalf of Columbus McKinnon Corporation, a New York corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $150,000,000 aggregate principal amount of its new 7.875% Senior Notes Due 2019 (the “New Notes”) for a like principal amount of its outstanding 7.875% Senior Notes Due 2019.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.  The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Please contact the undersigned with any further questions or comments by telephone (716) 689-5550, fax (716) 689-5598 or email (Karen.howard@cmworks.com).

Yours truly,

Columbus McKinnon Corporation

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President-Finance and
Chief Financial Officer,
Principal Financial Officer

cc:  Robert J. Olivieri, Esq.